SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                               Sunterra Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    86787D109
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 8, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 3,023,100 shares, which constitutes approximately 8.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 35,902,671 shares outstanding.
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1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 2,150,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,150,700(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,150,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  6.0%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole Director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 3,023,100 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,023,100 (1)
Person
With
               10.  Shared Dispositive Power: -0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,023,100 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 8.4%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole Director of Keystone, Inc., with respect to 2,150,700 shares of the Stock.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 15, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Sunterra Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Keystone        Working Capital(1)      $28,483,638.48

     R. Bass         Personal Funds (2)      $ 7,422,999.48

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     KEYSTONE

     The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,150,700, which constitutes approximately 6.0% of the outstanding shares of the Stock.

     R. BASS

     Because of his position as sole director of Keystone, and because of his individual ownership of 872,400 shares of the Stock, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,023,100 shares of Stock, which constitutes approximately 8.4% of the outstanding shares of Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

     (b)

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,150,700 shares of the Stock.

     R. BASS

     As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,150,700 shares of Stock. In his individual capacity, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 872,400 shares of the Stock.

     (c) On December 8, 1998, R. Bass purchased 500,000 shares of the Stock at a price of $9.06 per share in a transaction on the New York Stock Exchange.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock since the last 13D filing.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  December 10, 1998


                                       KEYSTONE, INC.


                                       By:  /s/ W.R. Cotham
                                             W.R. Cotham,
                                             Vice President



                                        /s/ W.R. Cotham
                                        W.R. Cotham, Attorney-in-Fact for:

                                        ROBERT M. BASS (1)


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the
     Securities and Exchange Commission.
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                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith